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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Imaging Diagnostic Systems, Inc.

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  45244W100

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

          Mr. Dimitrijevic, c/o Everest Capital Limited
                The Bank of Butterfield Building
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                         April 12, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 45244W100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         See Item 5.

8.  Shared Voting Power:

         See Item 5.

9.  Sole Dispositive Power:

         See Item 5.

10. Shared Dispositive Power:

         See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         See Item 5.

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         See Item 5.

14. Type of Reporting Person

         CO














































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CUSIP No. 45244W100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Goodland International Investments, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         See Item 5.

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         See Item 5.

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





                                4



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13. Percent of Class Represented by Amount in Row (11)

         See Item 5.

14. Type of Reporting Person

         CO














































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The purpose of this Schedule 13D is to report the ownership of
Everest Capital Limited and Goodland International Investments, Ltd. (the "Reporting Persons") of Common Stock, no par value, (the "Common Stock") of Imaging Diagnostic Systems, Inc. (the "Issuer"). The Reporting Persons' deemed beneficial ownership of Common Stock exists by virtue of their ownership of Series B Warrants (the "Warrants") and Series B Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock of Imaging
         Diagnostic Systems, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Imaging Diagnostic Systems, Inc.
         6531 NW 18th Court
         Plantation, Florida 33313

Item 2.  Identity and Background

         (a) Everest Capital Limited (the "Investment Manager") and Goodland International Investments, Ltd. (the
              "Fund")

         (b)  The Bank of Butterfield Building, 65 Front Street,
              6th Floor, Hamilton HM JX, Bermuda

         (c) The principal business of the Investment Manager is to act as an investment manager for the Fund, other private investment entities and managed accounts. Mr. Marko Dimitrijevic is President of the Investment Manager. The principal business of the Fund is to serve as a foreign private investment vehicle.

         (d)  During the last five years, neither the Reporting
              Persons nor any person affiliated with the Reporting Persons has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither the Reporting Persons nor any person affiliated with the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or

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              prohibiting or mandating activities subject to,
              federal or state securities laws or finding any violation with respect to such laws.

         (f) The Investment Manager is a corporation organized under the laws of Bermuda, and the Fund is a corporation organized under the laws of the British
              Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Preferred Stock and Warrants came from the respective working capital of the Fund or the other private investment entities, from the funds of each managed account or from margin loans entered into in the ordinary course of business.

Item. 4  Purpose of Transactions.

         The Preferred Stock and Warrants held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Preferred Stock and Warrants described herein were made in the ordinary course of the Reporting Persons' businesses or investment activities, as the case may be. The Investment Manager, on behalf of the above mentioned entities, and the Fund reserve the right to purchase or sell Preferred Stock or Warrants in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's Form 10-Q Amendment for the period ending March 31, 1997, dated June 19, 1997, there were 24,685,084 shares of Common Stock outstanding. As of April 12, 1997, the Investment Manager was deemed to be the beneficial owner of 112,500 Series B Warrants (the "Warrants") exercisable for 112,500 shares of Common Stock and 450 shares of Series B Convertible Preferred Stock (the "Preferred Stock) convertible into 1,965,065 shares of Common Stock based on a conversion price of $2.29 per share of Common Stock (the "Conversion Price"). Assuming the exercise of the Warrants and the conversion of the Preferred Stock, the Investment Manager would be deemed to be the beneficial owner of 2,077,565 shares of Common Stock constituting 8.42% of the Issuer's Common Stock based upon 26,762,649 shares that would be outstanding upon exercise of the Warrants and conversion of the Preferred Stock. As of April 12,

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              1997, the Fund was deemed to be the beneficial
              owner of 78,750 Warrants exercisable for 78,750 shares of Common Stock and 315 shares of Preferred Stock convertible into 1,375,545 shares of Common Stock based on the Conversion Price discussed above. Assuming the exercise of the Warrants and the conversion of the Preferred Stock, the Fund would be deemed to be the beneficial owner of 1,454,295 shares of Common Stock constituting 5.56% of the Issuer's Common Stock based upon 26,139,379 shares that would be outstanding upon exercise of the Warrants and conversion of the Preferred Stock. The Reporting Persons do not intend to amend this
              Schedule 13D solely because possible future changes in the Conversion Price may result in their being deemed to beneficially own a different number or percentage of outstanding shares of Common Stock than reported herein.

         (b) The Reporting Persons share the power to vote and dispose of all of the shares of which they are both deemed to be the beneficial owners, and the Investment Manager has the sole power to vote and dispose of the remainder of the shares of which he is deemed to be the beneficial owner.

         (c)  Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Preferred Stock and Warrants.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:   Joint Filing Agreement.

         Other:       The 10-Q Exhibit is incorporated
                      herein by reference.



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         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 1997
_____________________________
Date

Everest Capital Limited

/s/ Marko Dimitrijevic
_____________________________
Title:  President


Goodland International Investments, Ltd.

By:  Everest Capital Limited, Investment Manager

/s/ Marko Dimitrijevic
_____________________________
Title:  President





























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00119001.CY9



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                                                        Exhibit A



                            AGREEMENT



         The undersigned agree that this Schedule 13D dated

September 26, 1997 relating to the Common Stock of Imaging

Diagnostic Systems, Inc. shall be filed on behalf of the

undersigned.



                             EVEREST CAPITAL LIMITED

                             /s/ Marko Dimitrijevic
                             Title: President


                             GOODLAND INTERNATIONAL INVESTMENTS,
                             LTD.

                             By: Everest Capital Limited,
                             Investment Manager

                             /s/ Marko Dimitrijevic
                             Title: President



















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00119001.CY9